Exhibit 99.1

Qudian Inc. Announces US$195 Million Forward Share Repurchase Program

XIAMEN, China, August 23, 2019 /PRNewswire/ — Qudian Inc. (“Qudian” or the “Company”) (NYSE: QD), a leading provider of online small consumer credit products in China, today announced that it has entered into a forward share repurchase agreement with Citibank, N.A., under which it will repurchase up to US$195 million worth of its outstanding American depositary shares (“ADSs”) representing its Class A ordinary shares (the “Shares”).

The forward share repurchase agreement is part of the Company’s share repurchase program authorizing the repurchase of up to US$300 million worth of its ADSs (the “Existing Program”) as originally announced on December 13, 2018. As of today, the Company has already repurchased approximately US$103 million worth of the Shares under the Existing Program.

Under the terms of the forward share repurchase agreement, the Company will pay Citibank, N.A. US$195 million on August 23, 2019. The Company will not receive any initial deliveries of ADSs. The total number of ADSs ultimately repurchased under the forward share repurchase agreement will generally be based on the volume-weighted average share price of the Shares during the calculation period of the forward share repurchase program subject to certain pricing disruption adjustments and a cap provision that will establish a minimum number of shares repurchased, and the notional amount may be reduced in certain circumstances following the initial hedging period. The forward share repurchase is expected to be completed no later than the end of the fourth quarter of 2019. The actual number of shares repurchased will be determined at the completion of the forward share repurchase program. Repurchases under the forward share repurchase program will be funded from Qudian’s existing cash and cash equivalents or future cash provided by operating activities, along with the proceeds from the recent convertible senior notes offering. As of June 30, 2019, Qudian had cash and cash equivalents of approximately RMB2,586.9 million (US$376.8 million).

Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian said, “We continued to deliver solid quarterly results driven by strong momentum in our open-platform initiative and better-than-expected loan book growth. Given the disconnect between our strong business fundamentals and stock price, we are stepping up our share repurchase plan. This reflects our confidence in our growth prospect and our continuous commitment to enhancing shareholder value.”

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8650 to US$1.00, the noon buying rate in effect on June 28, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading provider of online small consumer credit in China. The Company uses big data-enabled technologies, such as artificial intelligence and machine learning, to transform the consumer finance experience in China. With the mission to use technology to make personalized credit accessible, Qudian targets hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending but are underserved by traditional financial institutions due to lack of traditional credit data. Qudian’s data technology capabilities combined with its operating efficiencies allow Qudian to understand prospective borrowers from different behavioral and transactional perspectives, assess their credit profiles with regard to both their willingness and ability to repay and offer them instantaneous and affordable credit products with customized terms, and distinguish Qudian’s business and offerings.

For more information, please visit http://ir.qudian.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qudian Inc.

Annie Huang

Tel: +86-592-591-1580

E-mail: ir@qudian.com

The Foote Group

Philip Lisio

Tel: +86-135-0116-6560

E-mail: qudian@thefootegroup.com